Press Release
CAE reports fourth quarter and full fiscal year 2024 results
Financials unchanged from previously disclosed preliminary results

Montreal, Canada, May 27, 2024 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported its financial report for the fiscal year ended March 31, 2024. Financial results are unchanged from preliminary data that CAE disclosed on May 21, 2024, including the re-baselining of the Defense & Security business along with Defense & Security impairments and unfavourable contract adjustments related to eight previously identified fixed-price legacy contracts (the Legacy Contracts). All financial information is in Canadian dollars.

“Last week we acted decisively and took the necessary steps to provide a clear path to margin improvement in our Defense business, supported by compelling long-term secular trends for this segment,” said Marc Parent, CAE’s President and Chief Executive Officer. “As a result of the changes we have made, we have a more balanced risk profile going forward, and with Nick Leontidis as our new Chief Operating Officer (COO), we are well-positioned to further strengthen our execution capabilities and drive additional synergies between our Civil and Defense segments.”

As previously disclosed, in Civil, the larger of CAE’s two businesses, record margins and orders position the Company well in the fiscal year ahead with expected low double-digit percentage Civil annual adjusted segment operating income growth and continued margin strengthening, with an annual adjusted segment operating income margin of approximately 23%. For Defense, CAE continues to expect fiscal 2025 revenue growth in the low- to mid-single-digit percentage range and annual Defense adjusted segment operating income margin in the 6- to 7-percent range.

As announced separately today, the TSX has approved the re-establishment of CAE’s normal course issuer bid (NCIB). The NCIB will commence on May 30, 2024 and end on May 29, 2025. The decision of the Board of Directors to re-establish the NCIB reflects CAE’s current outlook and the cash generative nature of its highly recurring revenue business. CAE’s Board of Directors will also continue to evaluate the possibility of reintroducing a shareholder dividend.

Consolidated results
Fourth quarter fiscal 2024 revenue was $1,126.3 million, compared with $1,197.4 million last year. Fourth quarter EPS from continuing operations was negative $1.58 compared to $0.29 last year. Adjusted EPS(1) was $0.12 ($0.37 excluding Legacy Contracts(1)) compared to $0.33 last year.

Operating loss this quarter was $533.0 million, compared to an operating income of $178.3 million (14.9% of revenue(1)) last year. Fourth quarter adjusted segment operating income(1) was $125.7 million (11.2% of revenue(1)) ($216.0 million excluding Legacy Contracts(1), 19.2% of revenue(1)) compared to $193.4 million (16.2% of revenue) last year.

Annual fiscal 2024 revenue was $4.3 billion, compared to $4.0 billion last year. Annual EPS from continuing operations was negative $1.02 compared to $0.69 in fiscal 2023. Annual adjusted EPS was $0.87 this year ($1.12 excluding Legacy Contracts) compared to $0.87 last year.

Annual operating loss was $185.4 million, compared to an operating income of $466.0 million (11.6% of revenue) last year. Adjusted segment operating income was $549.7 million (12.8% of revenue) ($640.0 million excluding Legacy Contracts, 14.9% of revenue) compared to $538.4 million (13.4% of revenue) last year.

Summary of consolidated results

(amounts in millions, except per share amounts and net debt-to-EBITDA ratios)	FY2024	FY2023	Variance %	Q4-2024	Q4-2023	Variance %
Revenue	$4,282.8	4,010.6	7%	1,126.3	1,197.4	(6%)
Operating (loss) income	$(185.4)	466.0	(140%)	(533.0)	178.3	(399%)
Adjusted segment operating income(1)	$549.7	538.4	2%	125.7	193.4	(35%)
As a % of revenue(1)%	12.8	13.4		11.2	16.2
Adjusted segment operating income
excluding Legacy Contracts(1)	$640.0	538.4	19%	216.0	193.4	12%
As a % of revenue(1)%	14.9	13.4		19.2	16.2
Net (loss) income attributable to equity
holders of the Company	$(325.3)	220.6	(247%)	(504.7)	93.6	(639%)
(Loss) earnings per share (EPS)	$(1.02)	0.69	(248%)	(1.58)	0.29	(645%)
Adjusted EPS(1)	$0.87	0.87	—%	0.12	0.33	(64%)
Adjusted EPS excluding Legacy Contracts(1)	$1.12	0.87	29%	0.37	0.33	12%
Free cash flow(1)	$418.2	333.1	26%	191.1	147.6	29%
Cash conversion rate(1)%	151	121
Adjusted order intake(1)	$4,937.4	4,856.4	2%	1,550.5	1,406.2	10%
Adjusted backlog(1)	$12,183.9	10,796.4	13%
Net debt-to-adjusted EBITDA(1)	3.17	3.49
Net debt-to-adjusted EBITDA excluding
Legacy Contracts(1)	2.89	3.49
(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.
Comparative figures have been reclassified to reflect discontinued operations.

Civil Aviation (Civil) results
During the quarter, Civil signed training and operational support solutions contracts valued at $832.1 million. These included the sale of 7 full-flight simulators (FFSs) and long-term training and digital flight services contracts. For the year, Civil booked orders for a record $3.0 billion, including 64 FFS sales (vs. 62 in the prior fiscal year) and comprehensive, long-term training agreements with customers worldwide.

The Civil book-to-sales ratio was 1.19x for the quarter and 1.24x for the last 12 months. The Civil adjusted backlog at the end of the year was a record $6.4 billion, which is up 12% from the prior year period.

Summary of Civil Aviation results

(amounts in millions)		FY2024	FY2023	Variance %	Q4-2024	Q4-2023	Variance %
Revenue		$2,435.8	2,166.4	12%	700.8	661.4	6%
Operating income		$442.0	430.3	3%	147.0	149.3	(2%)
Adjusted segment operating income		$548.9	485.3	13%	191.4	162.9	17%
As a % of revenue	%	22.5	22.4		27.3	24.6
Adjusted order intake		$3,025.5	2,827.1	7%	832.1	841.5	(1%)
Adjusted backlog		$6,440.4	5,730.8	12%	6,440.4	5,730.8	12%

Supplementary non-financial information
Simulator equivalent unit		272	257	6%	279	265	5%
FFSs in CAE's network		343	324	6%	343	324	6%
FFS deliveries		47	46	2%	17	17	—%
Utilization rate	%	76	72		78	78

Defense and Security (Defense) results
During the quarter, Defense booked orders for $718.4 million, bringing the full-year total to $1.9 billion. The Defense book-to-sales ratio was 1.69x for the quarter and 1.04x for the last 12 months. The Defense adjusted backlog at the end of the year was $5.7 billion. In addition, the Defense pipeline strengthened with some $9.6 billion of bids and proposals pending customer decisions.

Summary of Defense and Security results

(amounts in millions)		FY2024	FY2023	Variance %	Q4-2024	Q4-2023	Variance %
Revenue		$1,847.0	1,844.2	—%	425.5	536.0	(21%)
Operating (loss) income		$(627.4)	35.7	(1,857%)	(680.0)	29.0	(2,445%)
Adjusted segment operating income (loss)		$0.8	53.1	(98%)	(65.7)	30.5	(315%)
As a % of revenue	%	—	2.9		—	5.7
Adjusted segment operating income
excluding Legacy Contracts*		$91.1	53.1	72%	24.6	30.5	(19%)
As a % of revenue*	%	4.8	2.9		5.1	5.7
Adjusted order intake		$1,911.9	2,029.3	(6%)	718.4	564.7	27%
Adjusted backlog		$5,743.5	5,065.6	13%	5,743.5	5,065.6	13%
* The adjusted segment operating income excluding Legacy Contracts reflects the overall impact of the accelerated risk recognition on Legacy Contracts of $90.3 million, consisting of a reduction in revenue of $54.3 million and cost of sales of $36.0 million recorded in the fourth quarter of fiscal 2024.

Additional information pertaining to Defense Legacy Contracts
As previously disclosed, within Defense there are a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour; all contributing to execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there are eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are firm fixed price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts disclosed in the third quarter of fiscal 2024). Although only a small number of contracts, they have disproportionately impacted overall Defense profitability. The Legacy Contracts include one that was inherited with CAE’s fiscal 2022 acquisition of L3Harris Technologies’ Military Training business and have completion dates mainly within the Company’s next two fiscal years https://www.cae.com/news-events/press-releases/cae-announces-re-baselining-of-its-defense-business-defense-impairments-accelerated-risk-recognition-on-legacy-contracts-and-appointment-of-nick-leontidis-as-coo.

The impairments and accelerated risk recognition on Legacy Contracts resulting in unfavourable contract adjustments are expected to allow CAE to develop a new baseline for future profitability. In addition to the senior leadership changes at the business unit and corporate levels, CAE has continued to implement measures to further enhance risk management and execution over the past few years, including an increasingly disciplined and rigorous approach to the selection of bids and proposals and an enhanced focus on higher quality program pursuits.

Additional financial details
CAE incurred restructuring, integration and acquisition costs of $55.0 million during the fourth quarter of fiscal 2024, in connection with the previously announced restructuring program related to portfolio shaping actions including the sale of Healthcare and to the continued integration of the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre).

The restructuring program is related to portfolio shaping actions and to streamline CAE’s operating model and portfolio, optimize its cost structure, and to create efficiencies. Total restructuring, integration and acquisition costs incurred since the start of the restructuring program this quarter amounted to $39.3 million, mainly related to severances and other employee related costs and the impairment of intangible assets related to the termination of certain product offerings within the Civil Aviation segment. CAE expects to record approximately $10 million of additional restructuring expenses over the next two quarters in light of the organizational and operational changes announced on May 21, 2024, to re-baseline the Defense business, further strengthen its execution capabilities, and drive additional synergies between CAE’s Defense and Civil Aviation businesses.

Net finance expense this quarter amounted to $52.4 million, compared to $52.4 million in the preceding quarter and $50.4 million in the fourth quarter last year.

Income tax recovery this quarter was $80.6 million, representing an effective tax rate of 14%, compared to an effective tax rate of 24% in the fourth quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was 47% this quarter compared to 23% in the fourth quarter of last year. The increase in the adjusted effective tax rate was mainly attributable to the derecognition of tax assets previously recorded in Europe partially offset by the change in the mix of income from various jurisdictions.

Net income from discontinued operations was $20.5 million this quarter compared to $4.8 million in the fourth quarter of fiscal 2023. The increase compared to the fourth quarter of fiscal 2023 was mainly attributable to the after-tax gain on disposal of discontinued operations of $16.5 million in relation to the sale of the Healthcare business.

Summary of results from discontinued operations
	FY2024	FY2023	Q4-2024	Q4-2023
Revenue	$131.7	$192.7	$14.8	$59.1
Expenses	132.7	184.7	20.0	50.8
Operating (loss) income	$(1.0)	$8.0	$(5.2)	$8.3
Finance expense	3.6	4.1	0.6	1.0
(Loss) earnings before income taxes	$(4.6)	$3.9	$(5.8)	$7.3
Income tax (recovery) expense	(9.4)	1.8	(9.8)	2.5
Net income from discontinued operations before after-tax
gain on disposal	$4.8	$2.1	$4.0	$4.8
After-tax gain on disposal of discontinued operations	16.5	—	16.5	—
Net income from discontinued operations	$21.3	$2.1	$20.5	$4.8

Net cash provided by operating activities was $215.2 million for the quarter compared to $180.6 million in the fourth quarter last year. Free cash flow(1) was $191.1 million for the quarter compared to $147.6 million in the fourth quarter last year. For the year, net cash provided by operating activities was $566.9 million compared to $408.4 million last year and free cash flow was $418.2 million, compared to $333.1 million in the same period last year. The cash conversion rate(1) for fiscal year 2024 was 151%.

Growth and maintenance capital expenditures(1) totaled $91.7 million this quarter and $329.8 million for the year, mainly in support of accretive growth opportunities to expand the Civil global aviation training network.

Net debt(1) at the end of the year was $2,914.2 million for a net debt-to-adjusted EBITDA(1) of 3.17 times (2.89 times excluding Legacy Contracts(1)). This compares to net debt of $3,085.4 million, for a net debt-to-adjusted EBITDA of 3.16 times at the end of the preceding quarter.

Adjusted return on capital employed (ROCE)(1) was 5.9% this quarter compared to 7.0% last quarter and 5.8% in the fourth quarter last year. Adjusted ROCE includes the impact of $90.3 million in unfavourable Defense contract adjustments.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Sustainability
This quarter, CAE submitted near-term (10 years) science-based reduction targets for validation by SBTi, an achievement that positions CAE on the net zero trajectory. Upon approval, these ambitious targets will guide our decarbonization journey organized around four value streams: aviation, sourcing, products and services, and buildings, which will help us transition from carbon neutrality to net zero emissions. Such an objective requires the mobilization of all our value chain which is why we introduced our new Supply Chain Management Program, CAE

Resilient Together, designed to mutually reinforce both operational excellence and sustainability with our partners. Our carbon built-on approach extends to our business strategic planning and decision-making as we know that sustainability is a paramount long-term value driver. We have also contributed to raise awareness on the crucial role of sustainable aviation fuel via CAE Crew Training, for all business aviation pilots training with us. In addition, we remain strongly committed to creating social value and fostering an inclusive and diverse culture. Our efforts to strengthen relations with Indigenous Peoples in Canada and around the world have been recognized through our first certification as a Progressive Aboriginal Relations Bronze company.

To learn more about CAE’s corporate sustainability roadmap and achievements, the report can be downloaded at https://www.cae.com/social-responsibility/.

Management outlook for fiscal year 2025
CAE confirms all of the 2025 guidance originally disclosed on May 21, 2024, including for Civil and Defense, for finance expense and tax expense, and for balanced capital allocation priorities and accretive growth investments.
CAE reiterates that a tenet of its capital management priorities includes the maintenance of a solid financial position, and it expects to continue to bolster its balance sheet through ongoing deleveraging, commensurate with its investment grade profile.

Management’s outlook for fiscal year 2025 and the targets outlined in CAE’s May 21, 2024 press release (https://www.cae.com/news-events/press-releases/cae-announces-re-baselining-of-its-defense-business-defense-impairments-accelerated-risk-recognition-on-legacy-contracts-and-appointment-of-nick-leontidis-as-coo) and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. As the basis of its fiscal 2025 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2024 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the year ended March 31, 2024, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q4 and full FY2024
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President and CFO, Finance; Nick Leontidis, COO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call tomorrow at 8:00 a.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing +1-844-763-8274 or +1-647-484-8814. The conference call will also be audio webcast live at www.cae.com.

About CAE
At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators and defence and security forces to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with approximately 13,000 employees in more than 240 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts–the highest-fidelity flight and mission simulators as well as training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to environmental, social and governance (ESG) matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts, expected results from the re-baselining of the Defense business, management outlook for fiscal year 2025, the establishment of a NCIB program, the introduction of a shareholder dividend and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of May 27, 2024 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after May 27, 2024.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2025 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the Legacy Contracts while managing the risks associated therewith, and our ability to complete the integration of the AirCentre business and the separation of the CAE Healthcare business within the anticipated time periods and at the expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this press release, refer to the applicable reportable segment in CAE’s MD&A for the year ended March 31, 2024 available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2024, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income or loss excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted segment operating income or loss excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income margin excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted segment operating income margin excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted EPS excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted EPS excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Adjusted EBITDA excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Adjusted EBITDA excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our performance.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, intangible assets expenditures excluding capitalized development costs, other investing activities not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Cash conversion rate
Cash conversion rate is a non-IFRS ratio calculated by dividing free cash flow by adjusted net income. We use it to assess our performance in cash flow generation and as a basis for evaluating our capitalization structure.

Liquidity and Capital Structure measures
Adjusted return on capital employed (ROCE)
Adjusted ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company from continuing operations adjusting for net finance expense, after tax, restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events divided by the average capital employed from continuing operations. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024), the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024), the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and the cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Net debt-to-adjusted EBITDA excluding Legacy Contracts further excludes the impact from accelerated risk recognition on the Legacy Contracts recorded in the fourth quarter of fiscal 2024. No such accelerated risk recognition on Legacy Contracts was recorded in fiscal 2023. Net debt-to-adjusted EBITDA excluding Legacy Contracts is also useful because it provides a better understanding of the specific and impact from accelerated risk recognition on the Legacy Contracts on our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$147.0	$149.3	$(680.0)	$29.0	$(533.0)	$178.3
Restructuring, integration and acquisition costs	44.4	13.6	10.6	1.5	55.0	15.1
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Adjusted segment operating income (loss)	$191.4	$162.9	$(65.7)	$30.5	$125.7	$193.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2024	2023	2024	2023	2024	2023
Adjusted segment operating income (loss)	$191.4	$162.9	$(65.7)	$30.5	$125.7	$193.4
Impact from accelerated risk recognition on the Legacy Contracts	—	—	90.3	—	90.3	—
Adjusted segment operating income excluding Legacy Contracts	$191.4	$162.9	$24.6	$30.5	$216.0	$193.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2024	2023	2024	2023	2024	2023
Operating income (loss)	$442.0	$430.3	$(627.4)	$35.7	$(185.4)	$466.0
Restructuring, integration and acquisition costs	106.9	52.0	24.5	10.6	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	—	—	568.0	—	568.0	—
Impairment of technology and other non-financial assets	—	—	35.7	—	35.7	—
Impairment reversal of non-financial assets
following their repurposing and optimization	—	3.0	—	6.8	—	9.8
Adjusted segment operating income	$548.9	$485.3	$0.8	$53.1	$549.7	$538.4

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2024	2023	2024	2023	2024	2023
Adjusted segment operating income	$548.9	$485.3	$0.8	$53.1	$549.7	$538.4
Impact from accelerated risk recognition on the Legacy Contracts	—	—	90.3	—	90.3	—
Adjusted segment operating income excluding Legacy Contracts	$548.9	$485.3	$91.1	$53.1	$640.0	$538.4

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Net (loss) income attributable to equity holders of the Company	$(484.2)	$98.4	$(304.0)	$222.7
Net income from discontinued operations	(20.5)	(4.8)	(21.3)	(2.1)
Restructuring, integration and acquisition costs, after tax	42.3	12.5	101.0	48.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill, after tax	473.7	—	473.7	—
Impairment of technology and other non-financial assets, after tax	27.4	—	27.4	—
Impairment reversal of non-financial assets
following their repurposing and optimization, after tax	—	—	—	7.1
Adjusted net income	$38.7	$106.1	$276.8	$275.9

Average number of shares outstanding (diluted)	318.3	318.7	318.2	318.4

Adjusted EPS	$0.12	$0.33	$0.87	$0.87

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2024	2023	2024	2023
Adjusted net income	$38.7	$106.1	$276.8	$275.9
Impact from accelerated risk recognition on the
Legacy Contract, after tax	78.5	—	78.5	—
Adjusted net income excluding Legacy Contracts	$117.2	$106.1	$355.3	$275.9

Adjusted EPS excluding Legacy Contracts	$0.37	$0.33	$1.12	$0.87

Reconciliation of free cash flow

	Three months ended		Years ended
		March 31		March 31
(amounts in millions)	2024	2023	2024	2023
Cash provided by operating activities*	$46.7	$158.5	$438.8	$522.9
Changes in non-cash working capital	168.5	22.1	128.1	(114.5)
Net cash provided by operating activities	$215.2	$180.6	$566.9	$408.4
Maintenance capital expenditures	(23.2)	(14.8)	(102.5)	(62.8)
Intangible assets expenditures excluding capitalized development costs	(7.6)	(13.7)	(33.4)	(39.3)
Proceeds from the disposal of property, plant and equipment	0.3	0.9	4.0	5.7
Net payments to equity accounted investees	(3.4)	(0.4)	(43.9)	(10.9)
Dividends received from equity accounted investees	6.8	20.6	37.1	40.9
Other investing activities not related to growth	(0.8)	(1.2)	(10.2)	(6.3)
Impact of discontinued operations	3.8	(24.4)	0.2	(2.6)
Free cash flow	$191.1	$147.6	$418.2	$333.1
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Operating (loss) income	$(185.4)	$466.0
Depreciation and amortization	368.7	330.2
EBITDA	$183.3	$796.2
Restructuring, integration and acquisition costs	131.4	62.6
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment of goodwill	568.0	—
Impairment of technology and other non-financial assets	35.7	—
Impairment reversal of non-financial assets following their repurposing and optimization	—	9.8
Adjusted EBITDA	$918.4	$868.6

Net debt	$2,914.2	$3,032.5

Net debt-to-EBITDA	15.90	3.81
Net debt-to-adjusted EBITDA	3.17	3.49

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2024	2023
Adjusted EBITDA	$918.4	$868.6
Impact from accelerated risk recognition on the Legacy Contracts	90.3	—
Adjusted EBITDA excluding Legacy Contracts	$1,008.7	$868.6

Net debt-to-adjusted EBITDA excluding Legacy Contracts	2.89	3.49

Reconciliation of capital employed and net debt

	As at March 31	As at March 31
(amounts in millions)	2024	2023
Use of capital:
Current assets	$2,006.5	$2,235.0
Less: cash and cash equivalents	(160.1)	(217.6)
Current liabilities	(2,358.4)	(2,246.7)
Less: current portion of long-term debt	308.9	214.6
Non-cash working capital	$(203.1)	$(14.7)
Property, plant and equipment	2,515.6	2,387.1
Intangible assets	3,271.9	4,050.8
Other long-term assets	2,040.1	1,763.6
Other long-term liabilities	(407.7)	(565.4)
Capital employed	$7,216.8	$7,621.4
Source of capital:
Current portion of long-term debt	$308.9	$214.6
Long-term debt	2,765.4	3,035.5
Less: cash and cash equivalents	(160.1)	(217.6)
Net debt	$2,914.2	$3,032.5
Equity attributable to equity holders of the Company	4,224.9	4,507.7
Non-controlling interests	77.7	81.2
Capital employed	$7,216.8	$7,621.4

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 12 of CAE’s MD&A for the year ended March 31, 2024 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 1-438-805-5856, samantha.golinski@cae.com

Consolidated Income Statement

	Three months ended		Years ended
	March 31		March 31
(amounts in millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023
		Reclassified		Reclassified

Revenue	$1,126.3	$1,197.4	$4,282.8	$4,010.6
Cost of sales	844.8	860.6	3,128.3	2,927.1
Gross profit	$281.5	$336.8	$1,154.5	$1,083.5
Research and development expenses	41.7	37.8	149.8	129.0
Selling, general and administrative expenses	138.1	134.2	535.0	501.5
Other (gains) and losses	36.3	(9.3)	27.9	(22.4)
Share of after-tax profit of equity accounted investees	(24.6)	(19.3)	(72.2)	(53.2)
Restructuring, integration and acquisition costs	55.0	15.1	131.4	62.6
Impairment of goodwill	568.0	—	568.0	—
Operating income (loss)	$(533.0)	$178.3	$(185.4)	$466.0
Finance expense – net	52.4	50.4	205.0	173.6
(Loss) earnings before income taxes	$(585.4)	$127.9	$(390.4)	$292.4
Income tax (recovery) expense	(80.6)	30.8	(72.8)	62.6
Net income (loss) from continuing operations	$(504.8)	$97.1	$(317.6)	$229.8
Net income from discontinued operations	20.5	4.8	21.3	2.1
Net income (loss)	$(484.3)	$101.9	$(296.3)	$231.9
Attributable to:
Equity holders of the Company	$(484.2)	$98.4	$(304.0)	$222.7
Non-controlling interests	(0.1)	3.5	7.7	9.2
(Loss) earnings per share attributable to equity holders of the Company
Basic and diluted – continuing operations	$(1.58)	$0.29	$(1.02)	$0.69
Basic and diluted – discontinued operations	0.06	0.02	0.07	0.01

Consolidated Statement of Comprehensive Income

	Three months ended		Years ended
	March 31		March 31
(amounts in millions of Canadian dollars)	2024	2023	2024	2023
		Reclassified		Reclassified
Net (loss) income from continuing operations	$(504.8)	$97.1	$(317.6)	$229.8
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations	$100.6	$20.7	$(4.7)	$325.3
Net (loss) gain on hedges of net investment in foreign operations	(46.6)	0.4	8.0	(112.6)
Reclassification to income of gains on foreign currency exchange differences	(1.4)	(0.2)	(1.6)	(6.4)
Net loss on cash flow hedges	(19.3)	(3.8)	(11.9)	(14.0)
Reclassification to income of losses (gains) on cash flow hedges	0.1	6.0	5.0	(5.5)
Income taxes	8.5	(2.3)	(1.0)	9.9
	$41.9	$20.8	$(6.2)	$196.7
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	$38.5	$18.5	$16.0	$74.2
Income taxes	(10.2)	(4.8)	(4.2)	(19.7)
	$28.3	$13.7	$11.8	$54.5
Other comprehensive income from continuing operations	$70.2	$34.5	$5.6	$251.2
Net income from discontinued operations	$20.5	$4.8	$21.3	$2.1
Other comprehensive (loss) income from discontinued operations	(5.3)	(0.1)	(7.0)	5.8
Total comprehensive (loss) income	$(419.4)	$136.3	$(297.7)	$488.9
Attributable to:
Equity holders of the Company	$(420.3)	$132.5	$(305.4)	$475.6
Non-controlling interests	0.9	3.8	7.7	13.3

Consolidated Statement of Financial Position

	March 31	March 31
(amounts in millions of Canadian dollars)	2024	2023

Assets
Cash and cash equivalents	$160.1	$217.6
Accounts receivable	624.7	615.7
Contract assets	537.6	693.8
Inventories	573.6	583.4
Prepayments	68.0	64.1
Income taxes recoverable	35.3	48.3
Derivative financial assets	7.2	12.1
Total current assets	$2,006.5	$2,235.0
Property, plant and equipment	2,515.6	2,387.1
Right-of-use assets	545.8	426.9
Intangible assets	3,271.9	4,050.8
Investment in equity accounted investees	588.8	530.7
Employee benefits assets	65.7	51.1
Deferred tax assets	233.3	125.1
Derivative financial assets	4.2	9.2
Other non-current assets	602.3	620.6
Total assets	$9,834.1	$10,436.5

Liabilities and equity
Accounts payable and accrued liabilities	$1,035.3	$1,036.7
Provisions	42.6	26.7
Income taxes payable	31.1	21.1
Contract liabilities	911.7	905.7
Current portion of long-term debt	308.9	214.6
Derivative financial liabilities	28.8	41.9
Total current liabilities	$2,358.4	$2,246.7
Provisions	14.0	20.1
Long-term debt	2,765.4	3,035.5
Royalty obligations	74.4	119.4
Employee benefits obligations	98.7	91.9
Deferred tax liabilities	36.6	129.3
Derivative financial liabilities	2.9	6.5
Other non-current liabilities	181.1	198.2
Total liabilities	$5,531.5	$5,847.6
Equity
Share capital	$2,252.9	$2,243.6
Contributed surplus	55.4	42.1
Accumulated other comprehensive income	154.0	167.2
Retained earnings	1,762.6	2,054.8
Equity attributable to equity holders of the Company	$4,224.9	$4,507.7
Non-controlling interests	77.7	81.2
Total equity	$4,302.6	$4,588.9
Total liabilities and equity	$9,834.1	$10,436.5

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$222.7	$222.7	$9.2	$231.9
Other comprehensive income	—	—	—	198.4	54.5	252.9	4.1	257.0
Total comprehensive income	—	$—	$—	$198.4	$277.2	$475.6	$13.3	$488.9
Exercise of stock options	882,167	18.9	(2.6)	—	—	16.3	—	16.3
Equity-settled share-based payments expense	—	—	6.1	—	—	6.1	—	6.1
Transactions with non-controlling interests	—	—	—	—	—	—	(9.0)	(9.0)
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net (loss) income	—	$—	$—	$—	$(304.0)	$(304.0)	$7.7	$(296.3)
Other comprehensive (loss) income	—	—	—	(13.2)	11.8	(1.4)	—	(1.4)
Total comprehensive (loss) income	—	$—	$—	$(13.2)	$(292.2)	$(305.4)	$7.7	$(297.7)
Exercise of stock options	405,943	9.3	(1.5)	—	—	7.8	—	7.8
Equity-settled share-based payments expense	—	—	14.8	—	—	14.8	—	14.8
Transactions with non-controlling interests	—	—	—	—	—	—	(11.2)	(11.2)
Balances as at March 31, 2024	318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	2024	2023
Operating activities
Net (loss) income	$(296.3)	$231.9
Adjustments for:
Depreciation and amortization	374.8	342.2
Impairment of goodwill	568.0	—
Impairment (reversal) of non-financial assets – net	57.3	(2.4)
Share of after-tax profit of equity accounted investees	(72.2)	(53.2)
Deferred income taxes	(166.5)	10.4
Investment tax credits	(14.8)	(5.4)
Equity-settled share-based payments expense	14.8	6.1
Defined benefit pension plans	8.3	4.8
Other non-current liabilities	(9.7)	(15.9)
Derivative financial assets and liabilities – net	(12.7)	(3.7)
After-tax gain on disposal of discontinued operations	(16.5)	—
Other	4.3	8.1
Changes in non-cash working capital	128.1	(114.5)
Net cash provided by operating activities	$566.9	$408.4
Investing activities
Business combinations, net of cash acquired	$—	$(6.4)
Proceeds from disposal of discontinued operations	275.3	—
Property, plant and equipment expenditures	(329.8)	(268.8)
Proceeds from disposal of property, plant and equipment	4.0	5.7
Advance payments for property, plant and equipment	—	(30.1)
Intangible assets expenditures	(147.9)	(126.4)
Net payments to equity accounted investees	(43.9)	(10.9)
Dividends received from equity accounted investees	37.1	40.9
Other	(10.2)	(4.7)
Net cash used in investing activities	$(215.4)	$(400.7)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities	$(396.7)	$44.5
Proceeds from long-term debt	433.5	31.2
Repayment of long-term debt	(370.4)	(161.0)
Repayment of lease liabilities	(69.5)	(83.4)
Net proceeds from the issuance of common shares	7.8	16.3
Other	—	(0.2)
Net cash used in financing activities	$(395.3)	$(152.6)
Effect of foreign currency exchange differences on cash and cash equivalents	$(13.7)	$16.4
Net decrease in cash and cash equivalents	$(57.5)	$(128.5)
Cash and cash equivalents, beginning of year	217.6	346.1
Cash and cash equivalents, end of year	$160.1	$217.6